UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 15, 2008	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@bellushealth.com
BELLUS HEALTH TO PRESENT AT THE RODMAN AND RENSHAW 5th ANNUAL
GLOBAL HEALTHCARE CONFERENCE
Presentation will be Web cast live
LAVAL, QUEBEC, May 15, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU, formerly known as Neurochem Inc.) annouces today that on Monday, May 19, 2008 Dr.Francesco Bellini, BELLUS Health's Chairman, President and Chief Executive Officer will present BELLUS Health's strategy at the Rodman and Renshaw 5th Annual Global Healthcare Conference to be held at the Le Meridien Beach Plaza Hotel Monte Carlo, Monaco. The presentation will take place at 11:05 A.M. CEST (05:05 A.M. EDT).
The live Web cast of BELLUS Health's presentation (audio and visual) can be accessed at http://www.wsw.com/webcast/rrshq13/blus/. A replay of the presentation will begin three (3) hours after the actual presentation time, and will be available until May 26, 2008. Please access the Web cast approximately 15 minutes before the presentation is scheduled to begin.
About BELLUS Health
Bellus Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc's (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which BELLUS Health group does business, stock market volatility, fluctuations in costs, and changes to the comptitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health group and its business.